

February 27, 2009

Mr. Greg Van Staveren
Chief Financial Officer
Starfield Resources Inc.
130 Adelaide Street, Suite 2210
Toronto, Ontario
Canada M5H 3P5

> **Re:** **Starfield Resources Inc.**
> **Form 20-F for the Fiscal Year Ended February 29, 2008**
> **Filed August 22, 2008**
> **File No. 0-29948**

Dear Mr. Van Staveren:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 29, 2008

Operating and Financial Review and Prospects, page 24

Operating Results, page 24

1. We note your disclosure that you completed 5,912 meters of diamond drilling in your 2008 fiscal year, compared to 25,023 meters in your 2007 fiscal year. Please disclose why you engaged in less drilling in your 2008 fiscal year.

2. Please disclose the causes of all material changes in your financial statements. For example, please disclose why you granted 16,125,000 stock options in your 2008 fiscal year (compared with 9,540,000 granted in your 2007 fiscal year), resulting in a material difference in your stock-based compensation expense.

Directors, Senior Management and Employees, page 31

Directors and senior management, page 31

3. Please provide the disclosure required by Item 6 of Form 20-F as of the latest
    practicable date. See General Instruction C(b) of Form 20-F. For example, you
    disclose in a Form 6-K furnished on April 10, 2008 that you appointed a new vice
    president of explorations.

Compensation, page 33

4. For each director and executive officer, please disclose the number of stock options
    granted during your 2008 fiscal year and the exercise price and expiration date of
    such options. See Item 6.B. of Form 20-F.

Share Ownership, page 35

5. For each director and executive officer, please disclose the exercise price and
    expiration date of outstanding options. See Item 6.E. of Form 20-F.

Additional Information, page 42

Memorandum and articles of association, page 42

Restriction if any on Share Transfers, page 44

6. We note your disclosure that "[n]o share of the Company shall be transferred without
    the approval of the Board of Directors evidenced by a Directors Resolution." This
    appears to be inconsistent with your articles of incorporation, as amended, that are set
    forth in Exhibit 99.1 to the Form 6-K furnished on December 20, 2005. Please advise.

Material contracts, page 45

7. Please disclose the consideration paid or to be paid by you in connection with the
    agreements described at page 45. See Item 10.C. of Form 20-F.

Audit Committee Financial Expert, page 50

8. Please explain why you do not have an audit committee financial expert. See Item
    16A(a)(3) of Form 20-F.

Exhibits, page 51

9. Please file all material contracts required by Form 20-F. For example, please file your employment contracts with your executive officers and your February 1999 option agreement to purchase your mineral claims. In addition, please file all agreements described under the heading "Material contracts" at page 45 of your filing, or advise us why the filing of such agreements is not required.

Engineering Comments

General

10. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or in press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> *Cautionary Note to U.S. Investors* – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

11. Add a risk factor that addresses the fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

12. This document contains extensive, detailed technical information regarding the progression of your exploration programs, which tends to obscure what is important to the average investor.

- Please present your information with clear, concise sections, paragraphs, and sentences easily understandable to the average reader.

- Whenever possible, use short explanatory sentences and bullet lists.
- Please avoid highly technical terminology and do not insert directly from technical reports.

- Use descriptive headings and subheadings.

- Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

<u>Business Overview, page 9</u>

13. You refer to your company as an advanced exploration and development company. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development, or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the financial statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7. You responded to this issue previously in your correspondence to us dated March 31, 2005, but did not incorporate this information in later filings.

14. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered

- A north arrow

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located

- A title of the map or drawing, and the date on which it was drawn

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data

15. Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. You responded to this issue previously in your correspondence to us dated March 31, 2005, but did not incorporate this information in later filings.

Mineralization & Drilling, page 15

16. We note you refer to parts per billion concerning your surface sampling program. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to," "as high as," or "ranging from."

- Eliminate statements containing grade or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. You responded to this issue previously in your correspondence to us dated March 31, 2005, but do not appear to have incorporated this information in subsequent filings.

Summary, page 23

17. We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and they are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence

and economic feasibility than the estimation of proven and
probable reserves. U.S. investors are cautioned not to
assume that mineral resources in these categories will be
converted into reserves.

You may also wish to consider language similar to the following, augmented as
appropriate, for disclosure above the Inferred Mineral Resources table:

*Cautionary Note to U.S. Investors concerning estimates of
Inferred Resources.* This section uses the term "inferred
resources." We advise U.S. investors that this term is not
recognized by the United States Securities and Exchange
Commission. The estimation of inferred resources involves
far greater uncertainty as to their existence and economic
viability than the estimation of other categories of
resources. U.S. investors are cautioned not to assume that
estimates of inferred mineral resources exist, are
economically minable, or will be upgraded into measured
or indicated mineral resources.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director